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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         Of Small Business Issuers under
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 LCS, Golf, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   11-3200338
                      (I.R.S. Employer Identification No.)

                     24 East 12th Street New York, NY 10003
               (Address of principal executive offices) (Zip Code)

                                 (212) 929-3376
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001

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                                  Page 1 of 28

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                                TABLE OF CONTENTS
                                     Part I
Item 1. Description of Business............................................4

Item 2. Management's Discussion and Analysis
        or Plan of Operation..............................................12

Item 3. Description of Property...........................................14

Item 4. Security Ownership of Certain Beneficial
        Owners and Management.............................................15

Item 5. Directors, Executive Officers, Promoters
        and Control Persons...............................................16

Item 6. Executive Compensation............................................18

Item 7. Certain Relationships and Related Transactions....................19

Item 8. Description of Securities.........................................19

                           Part II
Item 1. Market Price of and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters.......................21

Item 2. Legal Proceedings.................................................21

Item 3. Changes in and Disagreements with Accountants.....................21

Item 4. Recent Sales of Unregistered Securities...........................21

Item 5. Indemnification of Directors and Officers.........................25

                                    Part F/S
Financial Statements......................................................F-1-F-18

                                    Part III
Item 1. Index to Exhibits.................................................27

Item 2. Description of Exhibits...........................................27

Signatures................................................................28

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                                    Page 2 of 28

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THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN
THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. THE REGISTRANT INTENDS THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANT'S RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS; (III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANT'S EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING.

THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANT'S BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

PROSPECTIVE INVESTORS SHOULD READ THIS MEMORANDUM CAREFULLY BEFORE MAKING ANY INVESTMENT DECISION REGARDING THE COMPANY, AND SHOULD PAY PARTICULAR ATTENTION TO THE INFORMATION CONTAINED UNDER THE HEADING "RISK FACTORS." IN ADDITION, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN ADVISORS IN ORDER TO UNDERSTAND FULLY THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.



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                                     PART I

Item 1.  Description of Business.
To simplify the language in this registration statement, references to "We," "Us" or the "Company" refer to LCS Golf, Inc. and its subsidiaries.

Business Development.
On October 8, 1997, we were incorporated in Delaware as Linkun Enterprise, Inc. to operate in the business of the design, manufacture and distribution of golf clubs and related products. On October 27, 1997, we amended our articles changing our name to LCS Golf, Inc.

Pursuant to the terms of an agreement of merger, we reverse split our stock on October 28, 1997, one (1) share for thirty (30) shares, for the shareholders of record as of October 10, 1997. On the same day, we merged with LCS Golf, Inc. (hereinafter "LCS New York"), a New York corporation, and we remained as the surviving entity. Pursuant to this agreement, we exchanged eight-hundred fifty thousand (850,000) shares of our common stock for all of the issued and outstanding shares of LCS New York on a one-share for one-share basis .

On May 1, 1998, we entered into an agreement with Golf Universe, Inc. (hereinafter "Golf Universe"). Golf Universe was incorporated in the state of Florida on October 23, 1996. In this transaction, we exchanged four-hundred thousand (400,000) shares of our common stock and one-hundred thousand dollars ($100,000.00) for all of the issued and outstanding shares of Golf Universe. As a result of this transaction, Golf Universe became a subsidiary of our Company.

On November 17, 1998, we entered into a Stock Purchase Agreement with Milton Besen who controlled all of the issued and outstanding common stock of Mr. "B" III, Inc. (hereinafter "B III"). B III was incorporated in the state of Florida on September 3, 1996. In this transaction, we exchanged one-hundred fifty thousand (150,000) shares of our common stock and two-hundred fifty thousand dollars ($250,000) for all of the issued and outstanding shares of B III. As a result of this transaction, B III became a subsidiary of our Company.

On January 26, 1999, we entered into a common stock purchase agreement with Alex Bruni, the holder of 100% of the issued and outstanding shares of Play Golf Now, Inc. (hereinafter "Play Golf"). Play Golf was incorporated in the State of New York on November 27, 1998. Pursuant to the terms of the agreement, we acquired all of the issued and outstanding shares of Play Golf in exchange for two-hundred thousand (200,000) shares of our common stock and an unconditional option to purchase an additional two-hundred thousand (200,000) shares of our common stock at a purchase price of $0.50 per share exercisable in whole or in part on or before January 25, 2001.

On February 15, 1999, we entered into a common stock purchase agreement with Leigh Ann Colguhoun, the holder of 100% of the issued and outstanding shares of Golfpromo, Inc. (hereinafter "Golf Promo"). Golf Promo was incorporated in the State of Florida on February 10, 1999.

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Pursuant to the terms of the agreement, we acquired all of the issued and outstanding shares of Golf Promo in exchange for three-hundred fifty thousand (350,000) shares of our common stock.

We have had no bankruptcy, receivership or similar proceeding.

Business of Issuer.
We currently operate through our four subsidiaries B III, Golf Promo, Golf Universe and Play Golf.

1.       B III.
         Principal Products.
         B III designs, manufacturers, markets and distributes various consumer products. The core products include therapeutic magnet products and specialty pillows.

         B III sells magnetic products that are aimed at the homeopathic treatment of various types of aches and pains throughout the body. B III's magnetic products consist on nine (9) different therapeutic magnets ranging in price from thirteen dollars and ninety-five cents ($13.95) to nineteen dollars and ninety-five cents ($19.95). These products are a Moist Heat Pack & Microwave Safe Moist Heat Pack, Moist Heat Pack Magnet and moist Heat Pack with Brushed Cotton/Vinyl Pouch, Pack-Pac, Neck Pillow, Neck Cradle, Hand Pad, Bed Pad, Travel Pad and Lumbar Pillow. We plan to market these B III therapeutic magnet products through infomercials starring Joe Namath. (See below.) Additionally, these items are available on the website of our subsidiary, Golf Universe web site. (See below.)

         B III also currently offers an assortment of decorative pillows in approximately fifteen (15) different designs. These include dinosaur head, rabbit head and puppy dog head cradle pillows as well as other animal print pillows and storage pouches designed for children. These pillows are shaped in the facial likenesses of animal characters. These items are packaged with our label, "the Adorables."

         We also manufacture Satin and Lace decorative pillows, Buckwheat pillows, potpourri scented pillows and other miscellaneous novelty items such as window treatments and tissue box covers.

         Distribution.
         B III distributes its pillows and novelty items through various retail stores in the United States. In 1998, we distributed through approximately twenty (20) different retail stores, including Wal-Mart, J.C. Penny and Montgomery Ward. These retailers purchase the products at wholesale prices and determine their own retail prices for the sale of the products to the public. Orders are placed by retailers over the phone directly to the manufacturing plant. Once a purchase order is completed, the product (s) are then shipped according to the purchaser's specifications.

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         B III medical magnet products are also available for sale on the
         Internet through the Golf Universe web site. Orders are placed on the Golf Universe web site and then forwarded to the manufacturing facility to be filled. B III has no backlog of orders, as they have been able to fill orders as they are placed, to date.

         Status of Publicly Announced New Products.
         There are currently no publicly announced new products or services for this subsidiary.

         Competititon.
         We believe that the most important positive factor in our competitive position for our pillows and novelty items is the distribution of our products in major retail outlets such as Wal-Mart, J.C. Penny and Montgomery Ward. However, B III consumer product categories are extremely competitive. Competition is based upon price, quality, brand name recognition, design innovation and the ability to provide products on a timely basis, as well as marketing and distribution strategies. We believe that our segment of the consumer product industry is highly fragmented and that no one participant is dominant in the industry. It is possible that new competitors or alliances between competitors and vendors may emerge and rapidly acquire market share. Increased competition is likely to result in reduced operating margins, loss of market share which could materially adversely affect our business, results of operations and financial condition.

         Dependence on Suppliers or Raw Materials.
         B III has several suppliers across the United States for each of the component parts used in the manufacture of its products. We may, in the future, experience shortages of components or periods of increased price pressures, which could have a material adverse effect on our business, operating results or financial condition. In addition, failure to obtain adequate supplies or fulfill customer orders on a timely basis could have a material adverse effect on our business, operating results or financial condition. In the event B III is unable to obtain component parts from any of its suppliers, we anticipate the ability to obtain other suppliers for the required parts.

         Dependence on Certain Consumers.
         B III is dependent on Wal-Mart, J.C. Penny, Montgomery Ward and similar stores as purchasers of its products for retail sale.

         Intellectual Property.
         As a result of the acquisition of B III, we own the patent to one B III product which is an animal pillow with a pouch, serial number 29\073.138. This product is currently packaged under the label "the Adorables." We do no have proprietary protection of this name.

         Compliance with Governmental Regulation.
         B III manufacturing facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and from hazardous

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         substances. We are also subject to the Federal Occupational Safety and
         Health Act and other laws and regulations affecting the safety and health of employees in the production areas of our facilities. We are not a party to any investigation or litigation by the Environmental Protection Agency under the Comprehensive Environmental Response Compensation and Liability Act of 1980 for clean-up costs associated with any waste sites. We believe that we are in compliance in all material respects with applicable environmental and occupational safety regulations.

         Certain of B III products are subject to the provisions of the Consumer Product Safety Act, the Federal Hazardous Substances Act and the Flammable Fabrics Act, and the regulations promulgated thereunder. The Consumer Product Safety Act and the Federal Hazardous Substance Act enable the Consumer Product Safety Commission (the "CPSC") to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury, and articles that contain excessive amounts of banned hazardous substance. The Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabrics used in consumer products. The CPSC may also require the repurchase by the manufacturer of articles which are banned. Similar laws exist in some states and cities. We maintain a quality control program to ensure product safety compliance with the various federal, state and international requirements.

         Capital Factors Agreement.
         On October 31, 1996, B III entered into a factoring agreement with Capital Factors, Inc. (hereinafter "Capital") whereby B III appointed Capital as their sole factor by selling all current rights to their accounts and agreeing to sell future accounts and notes receivable for the net invoice amount less a factoring commission of the greater of one point seven five percent (1.75%) of the gross invoice amount or a minimum commission of one-thousand, two-hundred and fifty dollars ($1,250.00) per month regardless of sales. For receivables for which Capital has not given credit approval, B III retains the entire risk of loss for the credit extended. Under the terms of this agreement with Capital, B III may obtain advances on their receivables at an interest rate of two percent (2%) plus the prime rate at the sole discretion of Capital. The agreement is automatically renewable each year but may be terminated at any time by B III with thirty (30) days written notice provided to Capital. Further, Capital may terminate at the end of an annual term by giving written notice at least thirty (30) but no more than sixty (60) days prior to the end of such annual term. Dr. Michael Mitchell has become the replacement guarantor on this agreement.

         Namath Agreement.
         We have a ten (10) year contract with Mr. Joseph Namath entitling us to six (6) days a year of Mr. Namath's time to produce infomercials containing Mr. Namath's endorsement for B III products. Consideration paid to Mr. Namath for his services under such contract included twenty-five thousand dollars ($25,000.00) paid upon the signing of the contract with royalties of five percent (5%) of the gross sales price of all endorsed products sold, to be paid by the twenty-fifth (25th) day of each month. Mr. Namath was also paid six-hundred thousand

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         (600,000) shares of our common stock. Further, we paid six-hundred thousand (600,000) shares of our common stock to the licensor, Planned Licencing, Inc. (having rights to the services of Mr. Namath), in consideration for the use of Mr. Namath's services.

2.       Golf Promo
         Golf Promo operates a website at www.golfpromo.net where site visitors may subscribe to receive targeted email and newsletters containing information on golf, golf products, and golf related information. We operate this email list service free of charge, whereby we email information and newsletters related to golfing to the people within our database to aid in the promotion of our Company. We currently have approximately 150,000 subscribers to our targeted emails, and we have a database of approximately 4.2 million golfers. We also maintain databases of individuals associated with the travel, healthcare and investment industries. We plan to earn revenues from the sale of advertisements and classified ads which will be included in our newsletters and other communications. There can be no assurance that we will be able to obtain advertisers who are willing to pay for such promotions.

3.       Golf Universe, Inc.
         Golf Universe operates a golf website at www.golfuniverse.com. To date, Golf Universe has not generated any revenues. The Golf Universe web site provides various golf-related hyperlinks to other web sites. These links include information on approximately twenty-four thousand (24,000) golf courses worldwide. The information can be obtained through the search engine by course name, region, keyword or by map. Links also provide travel information, including package discounts and current specials; golf tips, facts, games, trivia, news and rules; Florida real estate information; golf yellow pages with links to various golf related resources; golf chat areas and golf products.

         Golf Universe maintains a membership of courses who join Golf Universe as a way to display and feature their courses, clubs and resorts for golfers who visit the Golf Universe site. A course may become a member by submitting an online form. The primary benefit of being a member is the opportunity to use a relatively inexpensive advertising medium with a targeted consumer audience. We plan to earn revenues from the sale of advertisements and classified ads on the Golf Universe web site through these memberships. There can be no assurance that we will be able to attract advertisers who wish to use our site as a medium for promotion.

         Revenues, if generated by the Golf Universe web site, will be by e-commerce. The commission on sales received by Golf Universe will vary depending on the number of sales made, the products sold and the agreements we may obtain with vendors offering their products.

         In addition to providing an online venue for companies to sell their products, Golf Universe provides hyperlinks for its visitors to other web sites owned by outside Internet retailers. We

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         believe that retailers who receive customers through the Golf Universe hyperlinks will pay us a percentage of net sales made to consumers originating from the Golf Universe web site. There can be no assurance that this estimate or assumption is correct.

         Distribution.
         Golf Universe does not sell any of its own products on its sites. All distribution is done by vendors through orders taken on their own sites. Golf Universe merely provides links to these vendors. It provides access to its "Universe Cyber Mall," at www.universecybermall.com., where third party vendors can sell their own products. The purchasers of these products order by means of a credit card transaction, processed online by the vendors of the products offered. At the Universe Cyber Mall web site, Golf Universe sells products of B III, as well as for third party vendors such as Humware, Digital River Products and MJ's Pro Golf Products. Golf Universe maintains no inventory and is not responsible for any shipping of the orders. All credit card transactions are processed by the vendors whose products are displayed on the site.

         Status of Publicly Announced New Products or Services.
         There are currently no publicly announced new products or services.

         Competition.
         The electronic-commerce (hereinafter "e-commerce") market, particularly on the Internet, is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We currently or will in the future compete with a variety of other companies. Some of these competitors are or will be indirect competitors who specialize in e-commerce or derive a substantial portion of their revenue from e-commerce. Other competitors include or will include companies which offer products similar to our own. These companies compete or will compete with us through their retail locations and for sources of supply. These companies may have or will potentially have substantial customer bases.

         The purchasing decisions of many golfers are often the result of highly subjective preferences, which can be influenced by many factors, including, among others, advertising, media, promotions and product endorsements. We could therefore face substantial competition from existing or new competitors that introduce and successfully promote golf accessories that achieve market acceptance. Further, there can be no assurance that our marketing strategy will not be emulated by others, thereby diluting our message or forcing us to adopt a new marketing strategy. Such competition could result in significant price erosion or increased promotional expenditures, either of which could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future sources of competition or that our business, operating results or financial condition will not be adversely affected by increased competition in the markets in which We operate.


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         The golf accessory industry is highly competitive and is characterized by numerous companies competing in various segments of the market. Many of our competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities, and greater financial, technological and personnel resources than we have. In addition, certain companies in the golf accessory industry have expanded their product lines in recent years as a result of acquisitions. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors.

         Dependence on Suppliers and Raw Materials.
         Golf Universe does not manufacture any products and is not dependent upon suppliers.

         Dependence on the Internet.
         Golf Universe is dependent upon the Internet. We do not own a gateway onto the Internet, but instead rely on an Internet service provider to connect our web site to the Internet. From time to time, we have experienced temporary interruptions in the web site connection and also our telecommunications access. Continuous or prolonged interruptions in our web site connection or in our telecommunications access could have a material, adverse effect on our business, results of operations and financial condition. Our internally-developed software depends on operating systems, database and server software that was developed and produced by and licenced from third parties. We have, from time to time, discovered errors and defects in the software from these third parties and, in part, rely on these third parties to correct these errors and defects in a timely manner. Accordingly, any service interruptions experienced as a result of labor problems or otherwise could have a material adverse effect on our business, results of operations and financial condition.

         Dependence on Certain Consumers.
         Golf Universe is not dependant on a single customer or a limited group of customers.

         Intellectual Property.
         Currently, Golf Universe has trademark protection on the following domain names: golfuniverse.com, skiuniverse.com, junior-golf.com, golfinformation.com, golfcourse-inc.com, targetmail.com and holeinonesociety.com. There can be no assurance that the steps we take in regard to the protection of our intellectual property rights will be adequate to prevent misappropriation of proprietary property rights or that competitors will not independently develop proprietary property that is substantially equivalent or superior.

         Compliance with Governmental Regulation.
         Golf Universe is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market

                                  Page 10 of 28

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         for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as sales tax, libel and personal privacy is uncertain and may take years to resolve.

         In addition, as our service is available over the Internet in multiple states and as we may sell to numerous consumers resident in such states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

         Digital River Agreement.
         On December 12, 1998, we entered into an agreement with Digital River, Inc., to obtain the right to solicit orders for the sale of our products on the website for a period of two (2) years. The terms of the agreement will automatically renew for another two (2) years unless we provide Digital River notice of our intent not to renew sixty (60) days prior to the end of the agreement.

         Digital River is an electronic distributor of our products on the website. Digital River has the sole discretion to either add products not listed or remove listed products in the agreement. Design, content, format and graphics features of the website may be created with the consultation and cooperation of Digital River, if they so request.

         We have paid a one-time, set-up fee to Digital River for assistance with the establishment of the website. Any additional costs associated with website establishment are to be born by us at a specified hourly rate. Site maintenance charges will be billed to us on a monthly periodic basis. At the end of each month, Digital River will provide us with a list of all customers for the month. Digital River maintains the right to copy, distribute and use this list for any purpose without our consent.

         We will receive monthly commission payments based on a percentage of the net sales for the preceding month. Commission amounts are subject to returns, refunds, exchanges, subsequently discovered fraud and/or criminal activity on the part of customers.


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4.       Play Golf
         Play Golf maintains a website at www.playgolfnow.com which offers annual memberships for a price of $59.95 with a free 30 day trial period to interested visitors of its website, among other things. To date, most of our memberships have been obtained through corporate plans, whereby a corporation obtains memberships for its employees. We have approximately 50,000 members who obtained free memberships through a promotion conducted prior to our acquisition of the company. These memberships afford the holder the opportunity to obtain discounts at golf courses, driving ranges, golf lessons and travel related items through our network of associated companies and organizations.

Compliance with Environmental Laws.
We are currently not subject to compliance with any environmental laws, to the best knowledge of our management, and we do not anticipate any significant costs in maintaining compliance in the future.

Government Approval.
We are not subject to government approvals at this time to the best knowledge of our management, and we do not anticipate any significant costs in maintaining compliance in the future.

Research and Development.
We have not spent any amount on research and development in the past two fiscal years.

Employees.
Golf Universe has eleven (11) full time and total employees, some of which provide services for Golf Promo and Play Golf as needed. B III has approximately sixteen (16) full-time and total employees. LCS Golf, Inc. has one (1) full-time and total employee.

Other Commitments.
The agreements for the purchase of all of the outstanding shares of B III, Play Golf, and Golf Promo all include provisions whereby we must issue additional shares of stock to the parties to those contracts should our stock price fall below $1.00 per share. Such additional shares shall be issued in an amount to make the purchase price equivalent to that if such shares were trading at $1.00 per share.

Item 2. Management's Discussion and Analysis.
THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION OR PLAN OF OPERATION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

Results from Operations.

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A comparison of our financial information between our latest fiscal year and the one prior, would not provide a meaningful representation of our operations since our company was inactive until its acquisition of B III. For the year ending February 28, 1999, we had sales of approximately $108,000, which were primarily derived from B III, which we acquired on November 17, 1998. There were insignificant revenues from Play Golf and Golf Universe and no revenues from Golf Promo. The cost of sales, which is from B III operations, exceeded our sales principally because of a change in management, manufacturing inefficiencies and seasonality of the business.

Selling, general and administrative expenses, including expenses such as wages and consulting fees, amounted to $5,551,559 for our latest fiscal year; these expenses were primarily paid through issuances of our common stock, which allowed us to operate with minimal debt.

Liquidity and Capital Resources.
In order for us to grow we will require additional funds, for which we are exploring various alternatives. If adequate funds are not available, we believe that our planned growth could be significantly reduced. Operations could continue to be reliant upon the cash flow generated from operations and continued short term borrowing for Dr. Mitchell or from other sources. From March 1, 1999, through August 31, 1999. Dr. Mitchell has made additional net advances in the amount of approximately $500,000.

Our independent auditors' report on the company's consolidated financial statements for the year ended February 28, 1999, included an explanatory paragraph stating that the Company has incurred significant losses from operations and has relied on loans from a major stockholder, which raises substantial doubt as to the Company's ability to continue as a going concern.

Effects of Inflation.
We believe that the results of our operations could be materially impacted by inflation, including increases in the interest rates generally, if inflation materially adversely affected the operations of the company's customers by affording them less disposable income to spend on leisure time activities.

Year 2000 Compliance.
The Year 2000 ("Y2K") computer issue is the result of computer programs using a two-digit format, as opposed to a four-digit format to indicate the year. Such computer programs will be unable to recognize date information correctly when the year changes to 2000. The Y2K issue poses risks for the company's information technology systems.

Our information technology systems are based upon software licenses and software maintenance agreements with third party software companies. Based upon the companies internal assessments and communications with its software vendors, all of the software utilized by us is Y2K compliant and tests in this regard have yielded positive results.

We will continue to monitor our Y2K readiness. Also, we do not anticipate difficulty in resolving issues related to imbedded technology in the equipment provided to us by other manufacturers.

Based on the foregoing, we believe that we will be Y2K compliant on a timely basis and that the future costs relating to the Y2K issue will not have a material impact on the company's consolidated financial position, results of operations or cash flows. To date, we have encountered no expenses in our Y2K compliance, but we may encounter such expenses in the future.

Forward-looking Information May Prove Inaccurate. The information within this Form 10-SB contains certain forward looking statements and information relating to the company that are based on the beliefs of management, as well as assumptions made by and from information currently available to the company. When used in this document, the word "anticipate", "believe", "estimate", "expect", and "intends" and similar expressions, as they relate to the company, are intended to identify forward looking statements. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the uncertainty associated with the company's plans to obtain additional financing. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

Item 3.  Description of Property
We do not own any real property. We occupy space, without charge, at 24 E. 12th Street, New York, New York 10003 consisting of approximately four hundred (400) square feet. This premises is leased to Greenwich Village Pediatrics, which is the office of our President, Dr. Michael Mitchell.

B III occupies space in an industrial park where its products are manufactured at 275 E. 10th Avenue, Hialeah, Florida 33010 consisting of approximately fifteen thousand (15,000) square feet. The premises is leased to B III for monthly base rental in the amount of four-thousand, two-hundred and fifty dollars ($4,250.00). B III occupies this space on a month-to-month basis. The renewal of the lease term is currently under discussion with the landlord.

Golf Universe operates out of office space leased to the Company at 809 North Dixie Highway, Suite 200, West Palm Beach, Florida consisting of approximately five-thousand (5000) square feet. The monthly rental for this premises is five thousand dollars ($5,000.00) and the term of the lease is 3 years.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
The following tables set forth certain information with respect to the anticipated beneficial ownership of our common stock by (a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) directors and executive officers both individually and as a group, as of September 22, 1999. Unless otherwise indicated, we believe that the beneficial owner had sole voting and investment power over such shares.

(a)      Security Ownership of Certain Beneficial Owners

----------------------------------------------------------------------------------------------------------------
       Title            Name and Address of               Number of Beneficially                 Percentage
                         Beneficial Owner                      Owned Shares                  Ownership of Class
----------------------------------------------------------------------------------------------------------------
President and         Dr. Michael Mitchell                     4,118,309(1)                        20.75%
CEO                   24 East 12th Street
                      New York, NY 10003
----------------------------------------------------------------------------------------------------------------

(b)      Security Ownership of Management

----------------------------------------------------------------------------------------------------------------

       Title            Name and Address of               Number of Beneficially             Percentage
                         Beneficial Owner                      Owned Shares              Ownership of Class
----------------------------------------------------------------------------------------------------------------
President and        Dr. Michael Mitchell                  4,118,309(1)                        20.75%
CEO                  24 East 12th Street
                     New York, NY 10003
----------------------------------------------------------------------------------------------------------------
Director             Mr. John H. Flood, III                     0                                0%
                     24 East 12th Street
                     New York, NY 10003
----------------------------------------------------------------------------------------------------------------
Director             Mr. Don Klosterman                         0                                0%
                     24 East 12th Street
                     New York, NY 10003
----------------------------------------------------------------------------------------------------------------
Director             Mr. Charles Gargano                     250,000                           01.26%
                     633 3rd Ave., 37th Fl.
                     New York, NY 10017
----------------------------------------------------------------------------------------------------------------
Director             Mr. Lawrence Slavin                      50,000                           00.25%
                     87 St. Jon's Road
                     Wilton, CT 06897
----------------------------------------------------------------------------------------------------------------
Chief                Alex Bruni                             550,000(2)                          2.0%
Operating            24 East 12th Street
Officer              New York, NY 10003
----------------------------------------------------------------------------------------------------------------
Director             Mr. James Walsh                         600,000                           03.02%
                     5874 Deerfield Place
                     Lake Worth, FL 33463
----------------------------------------------------------------------------------------------------------------
                     All Executive Officers                 5,418,309                          27.31%
                     and Directors as a group
                     (6 people)
----------------------------------------------------------------------------------------------------------------

(1) This amount includes 200,000 shares earned by Lynn Mitchell, Dr. Mitchell's wife, in providing services to the Company.

(2) This amount includes 200,000 shares which may be obtained at any time by Mr. Bruni upon exercise of his outstanding options.

(c)      Changes in Control.
         We are unaware of any arrangements which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

(a)      Directors and Executive Officers.
         The following sets forth the names, ages, positions and terms of office of our officers and directors. Our directors are elected annually by the shareholders, and the officers are elected by the board at the first meeting of the board following the annual meeting.

--------------------------------------------------------------------------------
Name                          Age      Position                   Term of Office
--------------------------------------------------------------------------------
Dr. Michael Mitchell          44       President and CEO              annual
--------------------------------------------------------------------------------
Mr. Charles A. Gargano        64       Director                       annual
--------------------------------------------------------------------------------
Mr. Lawrence J. Slavin        46       Director                       annual
--------------------------------------------------------------------------------
Mr. Alex Bruni                41       Chief Operating Officer        annual
--------------------------------------------------------------------------------
Mr. James C. Walsh            58       Director                       annual
--------------------------------------------------------------------------------
Mr. Don Klosterman            69       Director                       annual
--------------------------------------------------------------------------------
Mr. John H. Flood, III        49       Director                       annual
--------------------------------------------------------------------------------

         Dr. Michael Mitchell
         Dr. Mitchell obtained a degree in biology from Jacksonville University in 1976. In 1980, he obtained his M.D. degree from the University of Dominica. Since 1985, he has been a physician at Greenwich Village Pediatrics. He is board certified in pediatrics and has memberships in the Academy of Pediatrics and the New York County Medical Society.

         Mr. Charles A. Gargano
         Mr. Gargano earned his B.S. and M.B.A. degrees from Fairleigh Dickinson University and an M.S. in civil engineering from Manhattan College. He served under Presidents Reagan and Bush as the Ambassador to the Republic of Trinidad and Tobago. Since 1995, Mr. Gargano has served as the Commissioner for the New York State Department of Economic

         Development, while simultaneously serving his appointment as Chairman of Empire State Development, Inc. Mr. Gargano is a licensed Professional Engineer and a Civil Engineer.

         Mr. Lawrence J. Slavin
         In 1974, Mr. Slavin received his history degree at Hofstra University. He then received his M.A. in Healthcare Administration at C.W. Post College in 1977. From 1991 through 1996, he worked as Executive Director and Managing Partner of Hartsdale Diagnostic & Women's Imaging Service in Hartsdale, New York. In 1996, Mr. Slavin became Vice President of Business Development and Marketing at U.S. Management Systems, Inc., a healthcare management service company, where he developed and managed sales and marketing plans for entities in the healthcare industry. In 1998, Mr. Slavin began service as the President of Slavin Consulting, LLC, a healthcare consulting firm in Wilton, Connecticut, where he focuses on the development of strategic growth plans for healthcare related facilities.

         Mr. Alex Bruni.
         Mr. Bruni serves the Company as the Chief Operating Officer. He obtained a BBA in Accounting and a MS in Taxation from Hofstra University. From 1988 through 1998, Mr. Bruni worked at American Express as the Director of International Taxes, managing a staff of five tax accountants while managing and planning American Express international operations. In addition, Mr. Bruni worked as a tax manager for Nomura Securities from 1986 through 1988 and as a tax specialist for Wertheim Schroder from 1984 through 1986.

         Mr. James C. Walsh
         Mr. Walsh received his B.S. and J.D. degrees from the University of Alabama. He is admitted to practice law in Louisiana and New York, where he has been practicing since 1966. Mr. Walsh practices in his own firm, specializing in the representation of entertainers and professional athletes. He is also the President of Namanco Productions, Inc. specializing in the marketing and management of athletes. Mr. Walsh is a Director of Sportsline, USA, Inc., a NASDAQ publicly traded company under the symbol "SPLN." This company is an Internet based sports media company.

         Mr. Don Klosterman
         Mr. Klosterman graduated from Loyola University of Los Angeles in 1952. He is a former Chairman of the Board and currently Director for the public television company NTN (an AMEX company). He also serves as Director for Aldila, a golf shaft manufacturing company traded on NASDAQ, Director for the National Registry, Inc., a software development company traded on NASDAQ, and as a Director of the Bel-Air Country Club.

         Mr. John H. Flood, III
         Mr. Flood received his A.B in Psychology from Harvard College in 1975. He obtained his J.D. from the University of Virginia School of Law in 1978. Mr. Flood is currently the President of Oldron Sports & Entertainment Company, which operates doing professional sports team marketing and consulting. Prior to his current position, Mr. Flood directed and managed the National Football League Properties, Inc. for eleven years. There, he held the positions of Director of Legal and Business Affairs, Executive Vice President, General Counsel, and president.

(b)      Significant Employees.
         We currently have no significant employees not mentioned above.

(c)      Family Relationships.
         As of the date of this registration statement, there are currently no family relationship among our directors, executive officers or persons nominated for such positions.

(d)      Involvement in Certain Legal Proceedings.
         As of the date of this registration statement, no events have occurred during the past five years which would be material to an evaluation of the ability or integrity of any director, officer or persons nominated for such positions.

Item 6. Executive Compensation.

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------------

                                                                                 Long Term Compensation
----------------------------------------------------------------------------------------------------------------------------------
                                Annual Compensation                        Awards                   Payouts
----------------------------------------------------------------------------------------------------------------------------------
      (a)         (b)      (c)       (d)          (e)               (f)                (g)            (h)               (i)
----------------------------------------------------------------------------------------------------------------------------------
     Name        Year    Salary     Bonus    Other Annual       Restricted         Securities        LTIP            All Other
      and                  ($)       ($)     Compensation          Stock           Underlying       Payouts        Compensation
   Principle                                      ($)            Award(s)         Options/SARs        ($)               ($)
   Position                                                         ($)                (#)
----------------------------------------------------------------------------------------------------------------------------------
Michael          1997       0         0            0                 0                  0              0                 0
Mitchell,        1998       0         0            0             1,925,000              0              0                 0
M.D.
----------------------------------------------------------------------------------------------------------------------------------

Michael Mitchell, M.D.
On June 1, 1998, we entered into an employment agreement with Dr. Michael Mitchell for his services as our President and Chief Operating Officer. The agreement is for a term of five (5) years. There may be termination for cause ninety (90) days after a written demand for services by the board of directors has been provided. Termination without cause requires at least three (3) months notice to Dr. Mitchell. Dr. Mitchell's duties include all those customary for such positions, as well as any duties reasonably imposed or removed from such customary duties under our discretion. Dr. Mitchell is to preform such services at least twenty (20) hours per week. As consideration for these services, we have agreed to pay Dr. Mitchell an annual salary of two-hundred, sixty thousand dollars

($260,000.00) payable in weekly installments for five-thousand dollars ($5,000.00). This salary is to be increased each year by at least four percent (4%) during the term of the agreement.

Alex Bruni.
Pursuant to the terms of the agreement in which we purchased all of the outstanding shares of Play Golf, we agreed to employ Alex Bruni for a period of two-years from May 26, 1999 as Chief Operating Officer of Play Golf and Golf Universe at an annual salary of $104,000 payable in bi-weekly installments.

Eric Reinertsen.
Pursuant to the terms of the agreement in which we purchased all of the outstanding shares of Golf Promo, we agreed to employ Eric Reinertsen for a period of one-year from the date of the agreement at an annual salary of $60,000 payable in bi-weekly installments. This agreement is renewable at the mutual option of the parties.

Item 7. Certain Relationships and Related Transactions.
(a)      Transactions
         In January 1999, as compensation in lieu of salary due under his employment contract for the period from June 1, 1998 through December 31, 1998, Dr. Michael Mitchell received two-million (2,000,000) shares of our common stock.

         In September of 1998, we issued 200,000 shares of our common stock to Lynn Mitchell, wife of Dr. Michael Mitchell, for services rendered to the Company.

         In addition, Dr. Mitchell periodically makes short-term loans to the Company for operations without specific repayment terms. See Financial Statements.

         Other than those described therein, we have no transactions which involved or are planned to involve a direct or indirect interest of a director, nominee, executive officer, 5% shareholder or any family of such parties.

(c)      Parents of the Company.
         We are not a subsidiary of any other company.

(d)      Transactions with Promoters.
         As of the date of this registration statement, we have not entered into any transactions with promoters.

Item 8. Description of Securities.

(a)      Common Stock.
         In General. We are authorized to issue fifty million (50,000,000) shares of common stock, par value $0.001 per share, of which nineteen million, eight hundred and forty-six thousand, seven hundred and twenty-five (19,846,725) shares were issued and outstanding as of September 24, 1999. All of the issued and outstanding common stock is fully paid and nonassessable.

         Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event the holders of the remaining shares will not be able to elect any of our directors.

         Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

         Preemptive Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of our affairs, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

(b)      Debt Securities.
         As of the date of this registrations statement, we have no debt securities outstanding.

(c)      Other Securities.
         As of the date of this registration statement, we have 200,000 options outstanding and we are not authorized to issue preferred stock. We have 50 warrants outstanding which are eligible to be exercised for 7 shares at $0.35 per share.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a)      Market Information.
         Since mid-1998, our common stock has been traded on the NASDAQ Over-The-Counter Bulletin Board under the symbol "LCSG." The following chart sets forth the high and low sales prices for each quarter since listing of the Company's common stock.

                                             High              Low
         1998 Quarter
         July 1 - September 30               $0.50             $0.20
         October 1 - December 31             $1.49             $0.25

         1999 Quarter
         January 1 - March 31                $2.75             $0.75
         April 1 - June 30                   $3.62             $2.25

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

(b)      Holders.
         As of September 22, 1999, there were approximately 420 holders of common stock.

(c)      Dividends.
         We have not paid a cash dividend on the common stock since the arrival of our current management and we do not plan to declare a dividend in 1999. Management anticipates that all funds available will be reinvested in our business. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, capital requirements, and overall financial condition.

Item 2. Legal Proceedings
Currently, there are no legal proceedings pending against us. However, from time to time we could be subject to suits arising in the ordinary course of business.

Item 3. Changes In and Disagreements With Accountants
We have not had any changes in or disagreements with our accountants on any accounting and financial disclosure issue.

Item 4. Recent Sales of Unregistered Securities.
Issuances for Mergers and Acquisitions.

On October 14, 1997, we issued 10,279,216 shares of common stock to Linkun Holding Company in exchange for certain assets of Linkun Holding Company. On October 17, 1997, we transferred these assets to WMF Holding Company in exchange for services valued at fifteen hundred dollars ($1,500.00).

On October 28, 1997 we issued eight-hundred fifty thousand (850,000) shares of our common stock in our merger with LCS New York.

On May 1, 1998, we issued four-hundred thousand (400,000) shares of our common stock in our acquisition of Golf Universe.

On November 17, 1998, we issued one-hundred fifty thousand (150,000) shares of our restricted common stock in our acquisition of B III.

On January 26, 1999, we issued two-hundred thousand (200,000) shares of our common stock and an options to purchase an additional 200,000 shares of our common stock in our acquisition of Play Golf.

On March 8, 1999, we issued three-hundred fifty thousand (350,000) shares of our common stock in connection with our acquisition of Golf Promo on February 15, 1999.

The aforementioned share issuances were all made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933. No commissions were paid in any of these transactions.

Other Issuances.

-------------------------------------------------------------------------------------------
  Date      # of Shares     Consideration                         Exemption Relied Upon
-------------------------------------------------------------------------------------------
9/21/98        25,000       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98       700,000       Business Consulting Services          Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98        25,000       Printing Services                     Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98        25,000       Financial Services                    Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98        47,000       Technology Consulting Services        Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98         5,000       Bookkeeping Services                  Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98        25,000       Management Services                   Regulation D, Rule 504
-------------------------------------------------------------------------------------------
9/21/98        70,000       Business Consulting Services          Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
 9/21/98       20,000       Market Consulting Services            Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 9/21/98       33,000       Administrative Services               Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 9/21/98       50,000       Management Services                   Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------
 10/6/98       22,000       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 10/6/98       20,000       Administrative Services               Regulation D, Rule 504
-------------------------------------------------------------------------------------------
10/15/98       18,000       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
10/22/98       12,000       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
10/22/98      125,000       Management Services                   Regulation D, Rule 504
-------------------------------------------------------------------------------------------
10/23/98       15,000       Business Services                     Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------
 11/3/98       34,200       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 11/6/98       35,000       Business Services                     Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------
11/12/98       35,000       Consulting Services                   Regulation D, Rule 504
-------------------------------------------------------------------------------------------
11/15/98       16,500       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
11/19/98       50,000       Business Consulting Services          Regulation D, Rule 504
-------------------------------------------------------------------------------------------
11/23/98       20,000       Business Consulting Services          Regulation D, Rule 504
-------------------------------------------------------------------------------------------
11/30/98       11,800       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 12/7/98       75,000       Repayment of Debt                     Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------
 12/7/98      100,000       Shareholder Relations Services        Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 12/7/98       25,000       Business Consulting Services          Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 12/9/98      250,000       Management Services                   Regulation D, Rule 504
-------------------------------------------------------------------------------------------
 12/9/98      100,000       Business Consulting Services          Regulation D, Rule 504
-------------------------------------------------------------------------------------------
12/10/98       11,100       General Legal Services                Regulation D, Rule 504
-------------------------------------------------------------------------------------------
12/11/98      100,000       Business Consulting Services          Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------
12/11/98       15,000       Technology Services                   Regulation D, Rule 504
-------------------------------------------------------------------------------------------
12/11/98       40,000       Business Consulting Services          Regulation D, Rule 504
-------------------------------------------------------------------------------------------
12/11/98       15,000       Administrative Services               Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------
12/15/98      200,000       Licensing Fee                         Section 4(2) of 1933 Act
-------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
12/15/98          400,000       Licensing Fee                       Regulation D, Rule 504
---------------------------------------------------------------------------------------------
12/16/98            7,000       General Legal Services              Regulation D, Rule 504
---------------------------------------------------------------------------------------------
12/21/98           60,000       Business Services                   Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
12/21/98            7,200       General Legal Services              Regulation D, Rule 504
---------------------------------------------------------------------------------------------
12/21/98           50,000       Internet Consulting Services        Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
12/22/99           35,000       Management Services                 Regulation D, Rule 504
---------------------------------------------------------------------------------------------
  1/4/99           15,000       Public Relations Services           Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
  1/5/98        2,000,000       Management Services                 Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
  1/7/98        1,200,000       Licensing Fee                       Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99          150,000       Business Consulting Services        Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99           25,000       General Legal Services              Regulation D, Rule 504
---------------------------------------------------------------------------------------------
 1/26/99           10,000       Public Relations Services           Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99           20,000       Internet Services                   Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99           25,000       Administrative Services             Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99           25,000       Advertising Fee                     Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99          150,000       Products                            Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99          100,000       Licensing Expense                   Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99           80,000       Business Consulting Services        Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/26/99          155,000       Administrative Services             Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 1/27/99          300,000       Executive Consulting Services       Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
 2/17/99          265,000       Consulting Services                 Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
  3/1/99           20,000       General Legal Services              Regulation D, Rule 504
---------------------------------------------------------------------------------------------
  3/1/99          125,000       Public Relations Services           Regulation D, Rule 504
---------------------------------------------------------------------------------------------
  3/1/99           80,000       Management Services                 Section 4(2) of 1933 Act
---------------------------------------------------------------------------------------------
  3/1/99           50,000       Financial Consulting Services       Regulation D, Rule 504
---------------------------------------------------------------------------------------------
  3/3/99           20,000       Business Consulting Services        Regulation D, Rule 504
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
 3/4/99             7,500       General Legal Services             Regulation D, Rule 504
--------------------------------------------------------------------------------------------
 3/4/99            20,000       Computer Engineering Services      Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
 3/8/99            30,000       Business Consulting Services       Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
3/25/99             5,000       Business Consulting Services       Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
3/25/99            75,000       Promotional Expenses               Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
 4/9/99           115,000       General Legal                      Regulation D, Rule 504
--------------------------------------------------------------------------------------------
 4/9/99            15,000       Administrative Services            Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
4/21/99            50,000       General Legal                      Regulation D, Rule 504
--------------------------------------------------------------------------------------------
5/21/99            30,000       Financial Consultant               Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
 6/1/99            50,000       Financial Consultant               Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
6/24/99           125,000       Executive Management Services      Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
6/28/99           200,000       Business Consultant Services       Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
7/27/99           200,000       Business Consultant Services       Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
8/23/99           275,000       Consulting Services                Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------
9/23/99             3,000       Consulting Services                Section 4(2) of 1933 Act
--------------------------------------------------------------------------------------------

On December 1, 1998, we completed the sale of 200,000 units, each comprised of 1 share of common stock and 2 warrants for the purchase 7 shares of common stock at an exercise price of $0.35, at $0.10 per unit pursuant to an offering under Regulation D of the Securities Act of 1933, Rule 504. No commission was paid with respect to the offering, as the shares were sold by our officers and directors. We raised $993,752.50 in cash proceeds from the offering.

Item 5. Indemnification of Directors and Officers
Our bylaws provide that we shall indemnify each of our directors and officers against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                    PART F/S





                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 1999 AND 1998

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 1999 AND 1998



                                TABLE OF CONTENTS

                                                                    Page
                                                                    ----

Independent Auditors' Reports                                       F-1-2

Consolidated Balance Sheet                                          F-3

Consolidated Statements of Operations                               F-4

Consolidated Statements of Changes in Stockholders' Equity          F-5-F-6

Consolidated Statements of Cash Flows                               F-7-F-8

Notes to Consolidated Financial Statements                          F-9-F-18

                          Independent Auditors' Report




To the Shareholders
LCS Golf, Inc.


           We have audited the accompanying consolidated balance sheet of LCS GOLF, INC. AND SUBSIDIARIES as at February 28, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCS Golf, Inc. and Subsidiaries as at February 28, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

           The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred significant losses from operations for the year ended February 28, 1999 and has relied on loans from its major stockholder. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                       CORNICK, GARBER & SANDLER, LLP
                                       -----------------------------------------
                                       CERTIFIED PUBLIC ACCOUNTANTS


New York, New York
September 1, 1999

                          Independent Auditors' Report





LCS Golf, Inc.
New York, New York


         We have audited the accompanying statements of operations, stockholders' equity and cash flows of LCS Golf, Inc. for the year ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LCS Golf, Inc. for the year ended February 28, 1998 in conformity with generally accepted accounting principles.


                                             J.T. SHULMAN & COMPANY, P.C.
                                             ----------------------------------
                                             CERTIFIED PUBLIC ACCOUNTANTS

Carle Place, New York
May 19, 1998

                         LCS GOLF, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                             AS AT FEBRUARY 28, 1999

                                     ASSETS
                                     ------

                                                                                                        Pro forma
                                                                                       Historical        (Note I)
                                                                                       ----------       ----------
Current assets:
    Cash                                                                              $   289,029      $   289,029
    Due from factor (Note C)                                                               94,584           94,584
    Inventory (Note D)                                                                     73,377           73,377
    Prepaid and other current assets                                                      335,617          335,617
    Loans to stockholder - officer (Note E)                                                26,515           26,515
                                                                                      -----------      -----------

              Total current assets                                                        819,122          819,122

Fixed assets - at cost, less accumulated depreciation
    and amortization (Note F)                                                              43,050           43,050

Prepaid license fee (Note G)                                                            1,546,912        1,546,912

Intangible assets (Note A)                                                              1,522,886        1,522,886

Security deposits                                                                          10,200           10,200
                                                                                      -----------      -----------

           TOTAL                                                                      $ 3,942,170      $ 3,942,170
                                                                                      ===========      ===========

                                   LIABILITIES
                                   -----------

Current liabilities:
    Accounts payable and accrued expenses                                             $   156,762      $   156,762
    Other current liabilities                                                              41,928           41,928
                                                                                      -----------      -----------

           Current liabilities before liabilities subsequently
               paid with common stock                                                     198,690          198,690
                                                                                      -----------      -----------

    Liabilities subsequently paid with common stock (Note H)                            1,830,796
                                                                                      -----------

Commitments (Notes H and I)

                              STOCKHOLDERS' EQUITY
                              --------------------
                            (Notes A, B, G, H and I)

Common stock - $.001 par value each - authorized
    20,000,000 shares; issued and outstanding 17,519,225
    shares - historical (18,826,725 shares - pro forma)                                    17,519           18,827
Additional paid-in capital                                                              7,617,880        9,447,368
Deficit (from November 1, 1997 date of quasi-reorganization)                           (5,722,715)      (5,722,715)
                                                                                      -----------      -----------

           Total stockholders' equity                                                   1,912,684        3,743,480
                                                                                      -----------      -----------

           TOTAL                                                                      $ 3,942,170      $ 3,942,170
                                                                                      ===========      ===========

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS





                                                                      Year Ended
                                                                      February 28,
                                                               ---------------------------
                                                                   1999            1998
                                                               -----------      ----------

Sales                                                          $   107,840

Cost of sales                                                      191,872
                                                               -----------

Balance                                                            (84,032)

Selling, general and administrative expenses
    (includes $5,141,680 and $3,916, respectively,
    of expenses paid with common stock)                          5,551,559       $  21,100
                                                               -----------       ---------

(Loss) from operations                                          (5,635,591)        (21,100)

Other income (expense):
    Other income                                                    22,910
    Interest expense                                                (5,602)         (2,204)
                                                               -----------       ---------

NET (LOSS)                                                     $(5,618,283)      $ (23,304)
                                                               ===========       =========

Net (loss) per share                                                 $(.63)          $(.01)
                                                               ===========       =========

Weighted average number of shares outstanding                    8,961,285       3,615,735
                                                               ===========       =========


















            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED FEBRUARY 28, 1999 and 1998
                            (NOTES A, B, G, H AND I)

                                                                                                                        Total
                                                                                                                     Stockholders'
                                                                     Common Shares         Additional                  Equity
                                                                 --------------------       Paid-in                   (Capital
                                                                 Shares       Amount        Capital       Deficit     Deficiency)
                                                                 ------      --------       -------       -------     -----------
Balances - March 1, 1997                                          988,250    $   988      $ 276,268     $(405,526)    $(128,270)

Additional shares provided to existing
    shareholders prior to recapitalization                        364,750        365           (365)

Recapitalization and reorganization:
(Note A)
    Investments in majority stock of acquired
      company applied to additional paid-in capital                                         (50,000)                    (50,000)

    Issued and outstanding shares of acquired
      company                                                  10,279,216     10,279        (10,279)

    Reverse split of 30-to-1 on common shares
      of acquired company (660,000 shares not
      subject to reverse split)                                (9,298,312)    (9,298)         9,298

    Common stock issued at par value in exchange
      for services rendered in connection with acquisition      3,916,360      3,916                                      3,916

    Contribution of stockholder loans to
      additional paid-in capital                                                            223,180                     223,180

    Effects of quasi reorganization                                                        (448,102)      324,398      (123,704)

Net loss for year ended February 28, 1998                                                                 (23,304)      (23,304)
                                                               ----------    -------      ---------     ---------     ---------

Balances - March 1, 1998 (carry forward)                        6,250,264      6,250          --         (104,432)      (98,182)


                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED FEBRUARY 28, 1999 and 1998
                            (NOTES A, B, G, H AND I)

                                                                                                                     Total
                                                                                                                  Stockholders'
                                                               Common Shares         Additional                      Equity
                                                           --------------------       Paid-in                       (Capital
                                                           Shares        Amount       Capital       Deficit        Deficiency)
                                                           ------        ------       -------       -------        -----------
Balances - March 1, 1998 (brought forward)                6,250,264      $ 6,250                  $  (104,432)    $   (98,182)

Shares issued In Regulation D offering                    2,982,150        2,982    $  976,722                        979,704

Shares issued in connection with
  acquisitions                                            1,500,000        1,500     1,302,450                      1,303,950

Options issued in connection with
  acquisition                                                                          169,755                        169,755

Shares issued for services                                6,786,811        6,787     5,168,953                      5,175,740

Net (loss) for the year ended
  February 28, 1999                                                                                (5,618,283)     (5,618,283)
                                                         ----------      -------    ----------    -----------     -----------

BALANCES - FEBRUARY 28, 1999                             17,519,225      $17,519    $7,617,880    $(5,722,715)    $ 1,912,684
                                                         ==========      =======    ==========    ===========     ===========




            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year Ended
                                                                                February 28,
                                                                           ---------------------
                                                                           1999             1998
                                                                           ----             ----
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:
    Net (loss)                                                           $(5,618,283)    $ (23,304)

    Adjustments to reconcile results of operations
    to net cash effect of operating activities:
       Depreciation and amortization                                          80,206
       Issuance of common stock for services                               5,141,680         3,916
       Changes in assets and liabilities, net of effects of
       acquisition of businesses:
         Due from factor                                                     178,539
         Inventory                                                           (21,573)
         Prepaid and other current assets                                    (30,223)
         Prepaid licensing fee                                               (25,000)
         Accounts payable and accrued expenses                                71,543           (95)
         Other current liabilities                                            (2,148)
                                                                         -----------     ---------

              Net cash used for operating activities                        (225,259)      (19,483)
                                                                         -----------     ---------

Cash flows from investing activities:
    Payment for purchases of businesses                                     (369,446)      (50,000)
    Loans to officer/stockholder                                             (26,515)
                                                                         -----------     ---------

Net cash used for investing activities                                      (395,961)      (50,000)
                                                                         -----------     ---------

Cash flows from financing activities:
    Net proceeds from issuance of shares in Regulation D offering            979,704
    Proceeds from officer/stockholder's loans                                               70,450
    Repayment of officer/stockholder's loans                                 (70,450)
                                                                         -----------     ---------

              Net cash provided by financing activities                      909,254        70,450
                                                                         -----------     ---------

NET INCREASE IN CASH                                                         288,034           967

Cash - March 1                                                                   995            28
                                                                         -----------     ---------

CASH - FEBRUARY 28                                                       $   289,029     $     995
                                                                         ===========     =========


(Continued)
                                       F-7

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Year Ended
                                                                                February 28,
                                                                           ---------------------
                                                                           1999             1998
                                                                           ----             ----



Supplementary disclosures of cash paid
during the year for:
    Interest                                                             $     5,602
                                                                         ===========

    Income taxes                                                                         $     333
                                                                                         =========































            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Description of Business and Summary of Significant Accounting Policies

         The Company

         On October 28, 1997, LCS Golf, Inc. (the Company), an inactive New York corporation, was merged into an inactive Delaware corporation with the same name ("LCS Delaware") in exchange for 4,904,610 shares of LCS Delaware's common stock, which includes 3,916,360 shares issued to certain existing shareholders of the Company for services rendered in connection with the merger. LCS Delaware had originally been incorporated on October 8, 1997 as Linkun Enterprise Inc. and had issued 320,904 common shares (after giving effect to a 1-for-30 reverse split on certain outstanding shares immediately prior to the merger) for certain assets of another company which were then sold shortly thereafter for $1,500. For financial accounting purposes, the merger on October 28, 1997 has been treated as the acquisition of LCS Delaware by the Company. However, no value has been ascribed to the common stock held by the LCS Delaware shareholders or to the additional shares issued to the Company's shareholders for services rendered in connection with the merger because at the date of merger both companies were inactive and their common shares were not actively traded.

         The Company was formed under the laws of the State of New York on March 8, 1994. On October 26, 1994, the Company commenced business operations with the purchase of substantially all of the assets and the assumption of specific liabilities of Bert Dargie Golf, Inc., a Tennessee corporation engaged in the business of designing, assembling and marketing golf clubs and related accessories.

         In August, 1996, the Company conveyed, assigned, transferred and delivered substantially all of its business assets to Dargie Golf Co. (the "Purchaser") in exchange for the: i) cancellation of the remaining debt owed to the Purchaser arising from the October 26, 1994 purchase,
         ii) sale by Herbert A. Dargie III of his 5 percent ownership interest in the Company to the Company and, iii) the assumption of certain liabilities of the Company by the Purchaser.

         The Company retained all of its rights to the specialty golf club known as the "Rattler." Additionally, the Purchaser granted to the Company a license to use the "Dargie" name in connection with the marketing of the "Rattler" utility club outside a 200 mile radius of Memphis, Tennessee for a term of no less than eighteen months.

         Effective November 1, 1997, the stockholders of the Company approved a plan of informal quasi reorganization whereby intangible and other assets aggregating $123,704 were written off to accumulated deficit. Additionally, accumulated deficit and additional paid-in capital were each reduced by $448,102. The $50,000 cash acquisition cost of LCS Delaware, which was initially credited to additional paid-in capital, was subsequently offset against accumulated deficit in the quasi reorganization described above.

(Continued)
                                       F-9

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Description of Business and Summary of Significant Accounting
         Policies (Continued)

         The Company (Continued)

         After the acquisitions described in Note B, the Company is primarily engaged in the acquisition and operation of companies which provide products and services to the golf playing public. These products and services include magnetic therapeutic devices, discounted greens fees and other services, and a golf website (http:www. golfuniverse.com) which provides various golf-related hyperlinks to other golf websites and golf course previews.

         Principles of Consolidation

         The consolidated financial statements include the accounts of LCS and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated in consolidation.

         Basis of Presentation

         The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

         Through February 28, 1999, the Company has not been able to generate significant revenues from its operations to cover its costs and operating expenses. Although the Company has been able to issue its common stock for a significant portion of its expenses or has obtained cash advances from its principal shareholder (Note E), it is not known whether the Company will be able to continue this practice or be able to obtain continuing cash advances or if its revenue will increase significantly to be able to meet its cash operating expenses.

         This, in turn, raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the subsidiaries acquired during the current year will begin to generate higher revenues and that the Company will be able to raise additional funds through an offering of its common stock or alternative sources of financing. However, no assurances can be given as to the success of these plans. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         Inventories

         Inventories are valued at the lower of cost determined on a first-in, first-out basis or market.

(Continued)
                                      F-10

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - Description of Business and Summary of Significant Accounting
         Policies (Continued)

         Depreciation of Equipment

         Depreciation is provided utilizing the straight-line method over the estimated useful lives of the related assets. For income tax purposes, accelerated depreciation methods are utilized for certain assets.

         Deferred Income Taxes

         Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         As a result of the Company's recent re-commencement of operations and its net losses to date, the Company has provided a valuation allowance of $2,169,000 against the income tax benefit attributable to its net operating loss carryforwards and other temporary differences which aggregate approximately $5,618,000 at February 28, 1999. Almost all of such temporary differences relate to the Company's net operating loss carryforwards which expire substantially in 2019.

         Intangible Assets

         Intangible assets which are comprised of the goodwill, customer lists and website costs relating to acquisitions (Note B) are being amortized on a straight-line basis over ten years.

         The Company plans to evaluate these assets for impairment on the basis of whether their cost is recoverable from projected, undiscounted net cash flows for each related business.

         Concentrations

         Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. Cash balances are held principally at one financial institution and many exceed Federal Deposit Insurance Corporation insured amounts.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - Description of Business and Summary of Significant Accounting
         Policies (Continued)

         Concentrations (Continued)

         For the year ended February 28, 1999, sales to two customers accounted for approximately 89% of total sales, the largest of which represented approximately 73% of the total.

         Advertising Costs

         The Company expenses its advertising costs when incurred. However, $10,000 of expenses relating to an infomercial which is being produced as of February 28, 1999 are included in prepaid expenses and will be expensed upon the first showing of the infomercial.

         Advertising costs were $6,688 for the year ended February 28, 1999.

         Loss Per Share

         Loss per share has been computed by dividing the net loss by the weighted average number of common shares outstanding during each year. The effect of outstanding stock options is not included in the per share calculations as it would be antidilutive.

         The pro forma per share effect of the shares issued subsequent to February 28, 1999 in payment of liabilities owed at that date (Note H) is to reduce the net loss per share by $.01.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Acquisitions

         The results of operations of the following acquisitions are included in the attached consolidated statements of operations and cash flows from their respective dates of acquisition.


(Continued)
                                      F-12

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE B - Acquisitions (Continued)

         Golf Universe, Inc.

         On May 1, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Golf Universe, Inc., which operates a golf website that provides hyperlinks to other golf related websites. The purchase price was $245,250, which included the issuance of 400,000 shares of the Company's common stock with a market value of $128,500 and a note payable of $100,000 which was paid prior to February 28, 1999. The purchase price also includes $16,750 in expenses.

         Mr. B III, Inc.

         On November 17, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Mr. B III, Inc. ("B III"), which designs, manufactures, markets and distributes therapeutic magnetic products and specialty pillows. The purchase price was approximately $679,000, which included a cash payment of $250,000, the issuance of 150,000 shares of the Company's common stock with a market value of $71,250 and a cash payment of $250,000. The purchase price also includes expenses of approximately $358,000, which includes the issuance of 150,000 shares of the Company's common stock with a market value of approximately $355,000.

         Play Golf Now, Inc.

         On January 26, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Play Golf Now, Inc., which sells memberships that enable the holder to play at specified golf courses across the country at reduced greens fees and entitle the holder to receive various other discounts from participating vendors on golf related items. The purchase price was approximately $602,000, which included the issuance of 200,000 shares of the Company's common stock to the seller and 250,000 shares of common stock to consultants with a market value aggregating approximately $432,000. The seller also received non-qualified stock options to purchase to January 25, 2001, 200,000 shares of the Company's common stock at $.50 per share. The value of these options at grant date utilizing the Black-Scholes option-pricing model, was approximately $170,000. The assumptions used in determining the value of these options was an expected volatility of 181.00%, an average interest rate of 4.64% per annum and an expected holding period of two years.


(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE B - Acquisitions (Continued)

         Golfpromo, Inc.

         On February 15, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Golfpromo, Inc., whose principal asset is a mailing list of golfers. The purchase price was approximately $316,000, representing the market value of 350,000 shares of the Company's common stock issued to the seller.


         The agreements for the acquisitions of B III, Play Golf Now, Inc. and Golfpromo, Inc. include a provision that if the price of the Company's common stock is less than $1.00 per share, one year from the date(s) of issuance, then additional shares will be issued to the seller(s). The number of shares to be issued will be the value of the shares originally issued utilizing the $1.00 per share price less the value of the shares utilizing the current market price on the one year anniversary of the acquisition, the difference being divided by one dollar to determine the additional shares to be issued.

         B III is the only one of the foregoing acquisitions which is considered material in relation to those of the Company. The following presents, on an unaudited pro forma basis, the net sales, net loss and loss per share had the B III acquisition occurred on March 1, 1997. The information for B III is based upon its unaudited financial data for the period March 1, 1998 through November 16, 1998 and for the year ended February 28, 1998. The pro forma information does not purport to be indicative of the results of operations that would have occurred had the transaction taken place at the beginning of the periods presented nor is it indicative of the expected future results of operations:

                                                   Year Ended February 28,
                                                   -----------------------
                                                       1999       1998
                                                       ----       ----

            Net sales                             $ 1,130,000   $1,242,000
                                                  ===========   ==========

            Net loss                              $(5,635,000)  $ (249,000)
                                                  ===========   ==========

            Loss per share                        $      (.62)  $     (.06)
                                                  ===========   ==========



(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE C - Due from Factor

         B III's agreement with a factor provides for the sale of all credit approved accounts receivable at the invoice price less a factoring commission of 1.75%. Minimum factoring commissions of $15,000 a year, payable monthly are required. The agreement is automatically renewable by the Company each October 31, unless the factor gives the Company 30 - 60 days notice of cancellation prior to that date. The Company is given credit for the sale within two weeks of collection by the factor. If a receivable is not collected for any reason other than the customer's financial inability to pay, the credit approval is automatically terminated and it becomes a "client risk" receivable. A client risk receivable is a purchase by the factor with recourse and can be charged back to the Company at the factor's option. The factor may advance up to 80% of the purchase price of uncollected accounts receivable. These advances bear interest at a rate the greater of 9% or 2% above the prime rate. The factor is collateralized under this agreement by the accounts receivable, cash in banks and intangible assets of B III. At February 28, 1999, the Company has a receivable due from the factor which bears interest at 2% below the prime rate.

         In March 1999, the President of the Company personally guaranteed the above agreement.


NOTE D - Inventory

         Inventory at February 28, 1999 is summarized as follows:

                 Raw materials                  $30,768
                 Work-in-process                  4,069
                 Finished goods                  38,540
                                                -------

                         Total                  $73,377
                                                =======


NOTE E - Loans to/from Major Stockholder/Officer

         Loans to/from a major stockholder/officer are payable on demand with interest at 10% a year. These loans are unsecured. From February 28, 1999 to September 1, 1999, the loans receivable from the stockholder/officer were repaid and the stockholder/officer made net advances to the Company of approximately $150,000.




(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE F - Equipment

         Equipment consists of the following at February 28, 1999:

                                                                  Useful Lives
                                                                     (Years)
                                                                  ------------
          Office equipment and computers           $10,515              5
          Machinery and equipment                   34,425              5
                                                   -------

                     Total                          44,940

          Less accumulated depreciation              1,890
                                                   -------

                     Total                         $43,050
                                                   =======

         Depreciation expense for the year ended February 28, 1999 was $1,890.


NOTE G - Licensing Agreement

         In December 1998, the Company entered into a ten year licensing agreement for the services of Joe Namath to be a spokesperson to promote the Company's products. The license fee of approximately $1,586,500, which is being amortized over the life of the agreement, was paid for by the issuance of 1,200,000 shares of the Company's common stock with a market value of $1,174,500, the issuance of 600,000 shares of common stock with a market value of approximately $387,000 to two individuals who assisted in obtaining the agreement and $25,000 in cash. The amortization expense for the year ended February 28, 1999 was approximately $40,000. In addition, Mr. Namath is entitled to a royalty fee of 5% of the gross sales, as defined, generated from products promoted in accordance with the agreement. No royalties are due for the year ended February 28, 1999.


NOTE H - Commitments

         Employment Agreements

         On June 1, 1998, the Company entered into a five year employment agreement with its President which provides for a minimum annual salary of $260,000 with annual increases of not less than four percent. However, in lieu of cash payments of $150,000 due under the agreement through December 1998, the Company issued 2,000,000 shares of common stock to its President. The $1,925,000 quoted market value of these shares has been charged to operations as officer's salary.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE H - Commitments (Continued)

         Employment Agreements (Continued)

         On February 18, 1999, the Company entered into a one year employment agreement with the Vice President of Golfpromo, Inc., which provides for a minimum annual salary of $60,000. Additionally, the agreement provides for a bonus of five percent of sales of Golfpromo, Inc. up to $500,000 and three percent of its sales between $500,001 to $1,000,000. The agreement is renewable at the option of both parties. Golfpromo had no sales for the period ended February 28, 1999. In addition, the Company agreed to continue the employment of two employees for one year at a combined annual salary of approximately $76,000.

         In connection with the acquisition of Play Golf Now, Inc., the Company entered into an employment agreement with the seller for a two year period commencing on May 26, 1999 at an annual salary of $104,000.

         Lease

         In August 1999, the Company entered into a three year lease for office space in Florida. The lease can be renewed for an additional two year term. Rent is $5,000 a month with an annual cost of living increase and is subject to further adjustments for any increases in real estate taxes or insurance. The minimum annual base rentals under this lease are as follows:

                 Year ending February 28:
                 ------------------------
                    2000                              $ 40,000
                    2001                                60,000
                    2002                                60,000
                    2003                                20,000
                                                      --------

                           Total                      $180,000
                                                      ========

         The Company's other locations are leased on a month-to-month basis. Rent expense for the year ended February 28, 1999 was $15,980.



(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE I - Stockholders' Equity

         During the year ended February 28, 1999, the Company sold, under Regulation D of the Federal Securities Act, 200,000 units at $.10 a unit. Each unit consisted of one share of the Company's common stock and two common stock warrants. Each warrant is for the purchase of seven shares of common stock at $.35 a share. As of February 28, 1999, 2,782,150 shares had been issued for the exercise of the warrants, warrants to purchase 350 shares were outstanding and warrants to purchase 17,500 shares have been surrendered by the holders. The Company received $979,704 in proceeds from the sale of units and exercise of the warrants, net of offering expenses of $14,048.

         The Company has issued shares of common stock for the following services rendered during the year ended February 28, 1999 (the shares have been recorded at the quoted market value of the Company's stock):

                                                                       Quoted
                                                      Number of        Market
            Shares Issued for Services                 Shares          Value
            --------------------------                 ------          -----

         Licensing agreement (Note G)                 1,800,000      $1,561,576
         Board of Directors fees                        300,000         197,250
         Consulting services                          2,669,311       2,501,735
         President's wages (Note H)                   2,000,000       1,925,000
         Consulting fees - related parties            1,325,000         820,975
                                                      ---------     -----------

              Total                                   8,094,311      $7,006,536
                                                      =========      ==========

         The Company utilized consulting services provided by certain family members of the President of the Company.

         The foregoing table includes 1,307,500 shares of common stock issued by the Company after February 28, 1999 in payment of $1,830,796 due for certain business acquisitions, related expenses, fees and consulting services incurred prior to February 28, 1999. The attached pro forma balance sheet gives effect to these shares as if they had been issued at February 28, 1999. Accordingly, on a pro forma basis, liabilities have been reduced and stockholders' equity increased by the $1,830,796 aggregate quoted market prices of these shares as of the dates the liabilities were incurred or that the shares were issued, as appropriate.

         On June 25, 1999, the stockholders of the Company approved an increase in the number of authorized shares from 20,000,000 shares to 50,000,000 shares.

                                    PART III

Item 1. Index to Exhibits.

--------------------------------------------------------------------------------
Exhibit Number               Description
--------------------------------------------------------------------------------
2.1                          Linkun Holding Company
--------------------------------------------------------------------------------
2.2                          LCS Golf, Inc. Merger
--------------------------------------------------------------------------------
2.3                          Golf Universe, Inc.
--------------------------------------------------------------------------------
2.4                          Mr. "B" III, Inc.
--------------------------------------------------------------------------------
2.5                          GolfPromo, Inc.
--------------------------------------------------------------------------------
2.6                          Play Golf Now, Inc.
--------------------------------------------------------------------------------
3.1                          Articles of Incorporation, as amended
--------------------------------------------------------------------------------
3.2                          By-laws
--------------------------------------------------------------------------------
4.1 *                        Form of Common Stock Certificate
--------------------------------------------------------------------------------

* To be filed by Amendment.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: October 1, 1999                    /s/ Dr. Michael Mitchell
     ----------------                    ------------------------------------
                                         By: Dr. Michael Mitchell, President




                                  Page 28 of 28